Mail Stop 3561


									July 29, 2005




Mr. Richard L. Boughrum
Chief Financial Officer
Commerce Energy Group, Inc.
600 Anton Boulevard, Suite 200
Costa Mesa, California 92626


	RE:	Commerce Energy Group, Inc.
			Forms 8-K filed June 14, 2005 and July 28, 2005
		File No.  1-32239


Dear Mr. Boughrum:

      We have reviewed your filings and have the following comment.
Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
We may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your report to include all the information required by Item 4.02(b) included in your original report filed on June 14, 2005 and the letter from your independent accountant included in your amended report filed on July 28, 2005.

      As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comment after reviewing your amendment and responses to our comment.

If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318.

									Sincerely,



									Anthony Watson

??

??

??

??

Mr. Richard L. Boughrum
Chief Financial Officer
Commerce Energy Group, Inc.
June 20, 2005
Page 2